Exhibit 99.5

NICE Named the Technology Leader in 2022 SPARK Matrix™ for Contact Center as
a Service (CCaaS) Report for Second Consecutive Year

NICE CXone is once again positioned highest for Customer Impact for Technology Excellence in Quadrant
Knowledge Solutions’ independent assessment of CCaaS solutions

Hoboken, N.J., February 22, 2023 – NICE (Nasdaq: NICE) today announced that it has been recognized as the Technology Leader in the Quadrant Knowledge Solutions 2022 SPARK MatrixTM for Contact Center as a Service (CCaaS) for the second consecutive year. Providing key market insights, major trends, and independent competitive evaluation, the annual CCaaS industry analysis ranks 23 leading vendors based on Customer Impact and Technology Excellence criteria. This year, the report highlighted the NICE’s strength of CXone’s digital-first capabilities that optimize every brand interaction to drive better business outcomes.

Citing CXone’s comprehensive capabilities, such as customer analytics, omnichannel routing, workforce engagement, an open cloud foundation, AI and automation, and others, the report noted that “NICE CXone contact center solution offers a holistic approach to improve both agent and customer experiences and helps organizations of all sizes to remain agile and resilient in today’s increasingly digital landscape.”

Specifically, the report calls out CXone Fast Start, formerly CXone@home, as a key differentiator that “supports organizations that are still using on-premises infrastructure in the transition of their workforce to work-from-home.” Quadrant Knowledge Solutions analysts go on to praise this solution that “provides enhanced remote workforce agility and agent engagement features through a business intelligence mode.”

“NICE is honored to be named the Technology Leader in the 2022 Spark Matrix for CCaaS and recognized for transforming customer experience with our revolutionary digital-first CXi approach that increases customer loyalty and maximizes client revenue,” said Barry Cooper, President, CX Division, NICE. “Driven by our robust AI engine, Enlighten, CXone helps enterprises across verticals systematically operationalize data insights in real time to optimize every brand interaction—anytime, anywhere, on any touchpoint.”

NICE’s top position in the 2022 SPARK Matrix for CCaaS report further reinforces CXone’s proven industry leadership—along with other major go-to CCaaS industry analyst assessments, such as Gartner, Omdia Decision Matrix, and Forrester, that help provide the preferred roadmap for selecting the highest performing, most innovative CX solutions.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.